

Delivering Content Across Multiple Media Platforms

Citibank 17th Annual Global Entertainment, Media and Telecommunications Conference ▪ January 9, 2007

<u>Steve Lacy</u>:

Good morning. We thank Bill Bird for inviting us to this conference. We appreciate the opportunity to update you about Meredith.

Let me introduce my Meredith colleagues with me today:

Suku Radia, Chief Financial Officer, and

Cindy Schaus, Director of Investor Relations.

Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company's operations. Statements in this presentation that are forward-looking include, but are not limited to, the statements regarding broadcast pacings, publishing advertising revenues, along with the Company's earnings per share outlook for the second quarter of fiscal 2007 and the full fiscal year.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss of one or more major clients; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, or syndicated programming costs; changes in television network affiliation agreements; technological developments affecting products or the methods of distribution; changes in government regulations affecting the Company's industries; unexpected changes in interest rates; and the consequences of any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.



This presentation, of course, will include certain forward-looking statements, and while I won't read the text of the slide that's in your handout, I think it's important to remind everyone of a number of factors that could effect our business and its results over time.

This presentation also includes references to some non-GAAP financial measures such as EBITDA, and the financial statements and tables that reconcile GAAP results and non-GAAP measures are always posted on the Meredith web site.

#2-Bottom Page 1



Meredith Footprint
- 26 subscription magazines
- 200 special interest publications
- Marketing relationships with America's leading companies
- 400 books
- 85 million-name database
- 14 television stations
- 30 web sites

I think many people know Meredith primarily, or best, for our magazines, and we do produce some of the most widely read publications in the industry and own one of the most recognized brands in *Better Homes and Gardens*.

Better Homes and Gardens continues to be a powerhouse in terms of brand and the consumer reach. The stability and power of this wonderful brand has provided a great foundation to expand our extensive media and marketing footprint over time.

That footprint today includes 26 subscription magazines, including *Parents*, *Ser Padres*, *Child*, *Fitness* and *Family Circle,* the titles we acquired from Gruner + Jahr last year. Our latest magazine acquisition that we'll discuss in more detail in a few moments is *ReadyMade,* which is a very fun multimedia brand that targets adults in their twenties and thirties. As many of you know, We also publish another 200 special interest publications on an annual basis, sold primarily at supermarkets and home centers across the country.

We further leverage our talent and expertise by creating custom marketing programs for many corporate clients, including the Principal Financial Group, John Deere, Nestlé and Jeep. To broaden those capabilities, we recently acquired a very dynamic online marketing company called O'Grady Meyers.

In addition, we have a powerful book publishing business with about 400 titles in print today, and an 85 million name consumer database, which includes about 300 data points on seven out of ten home-owning households in the country.

Today we own 14 broadcast television stations located in some of the fastest-growing markets across the U.S.

I'll share more insight into our Publishing and Broadcasting businesses throughout our discussion this afternoon. But first, I'd like to highlight another key aspect of our growing media footprint, which is our Internet activity …

#3-Top Page 2



Online Footprint:

- 30 web sites
  - —17 Publishing
  - —13 Broadcasting
- 10 million unique visitors per month
- 125 million page views per month
- Web-based marketing initiatives



Over many years we have built a strong Internet presence in both our Publishing and our Broadcasting activities, which leverages our very recognized and powerful brand.

Today we operate 30 web sites, 17 in Publishing and 13 in Broadcasting. On average, on a monthly basis, we serve about 10 million unique visitors who come to the sites and view 125 million pages.

As consumer acceptance and interactive marketing budgets continue to grow, we're very well positioned to serve this expanding opportunity.

We've also been executing a targeted strategy to increase our online marketing capabilities, which I'll discuss more just a few minutes.



We consistently expand our media and marketing leadership. We're delivering continual growth using three overarching objectives:

•First and foremost, we're expanding our marketing reach by delivering our rich content across multiple media platforms.

•Second, we're driving revenue growth beyond traditional advertising through our custom marketing programs, our book business, and our brand licensing activities.

•Third, we're capturing the margin upside that's present in both of our operating groups.

And finally, we're off to a great start in our fiscal 2007, building on the solid financial results that have produced strong earnings per share growth over the last several years. And, we're committed to building and increasing shareholder value over time.

#5-Top Page 3



Today Meredith is clearly the leading publisher serving women. From new home owners to new mothers to affluent empty nesters, we reach consumers across the spectrum of life's stages. We provide information and inspiration that fuels their key passions in the areas of home, family, and their personal development.

In *Better Homes and Gardens*, *Ladies' Home Journal*, *Family Circle*, and *Parents*, we own four of the most recognized brands in the magazine industry today. Many of our other titles have tremendous upside potential, especially *More* magazine, *American Baby*, *Fitness*, and *Siempre Mujer,* our new Spanish language lifestyle magazine for Hispanic women.

Better Homes and Gardens of course, has developed a successful lineup of special interest publications. Sold primarily at newsstand, they focus on specific areas of interest, including cooking, gardening, decorating, building, and all sorts of crafting activities. They're sold primarily at retail where home and family publications perform best, including major home centers such as The Home Depot and Lowe's, across the country. Today we sell about 20 million special interest publications annually, mostly under the *Better Homes and Gardens* brand.

#6-Bottom Page 3

Meredith Reaches Women

	Monthly Female Reach	Total Circulation
Meredith	**75 million**	**28.3 million**
Time, Inc.	64 million	44.5 million
Hearst	53 million	23.7 million
Condé Nast	40 million	21.5 million



Sources: Mediamark Research, Inc; Audit Bureau of Circulation

We hold the leading position serving the female audience in the country, reaching 75 million women each and every month, easily surpassing the female reach of Time, Hearst and Conde´ Nast.

Companies interested in reaching the largest audience of American women turn to Meredith.


Margin Improvement Opportunity
EBITDA Margin
20%
0%
Mid-Single Digits
Low-Double Digits
Mid-to-High Teens
2005
2006
3 to 5 Year Horizon
Parents, Family Circle, Fitness, Child and Ser Padres operating profit margin
Meredith CORPORATION

We've made a series of strategic acquisitions over time to reach out to younger women, and of course the rapidly growing Hispanic marketplace.

On July 1, 2005, we acquired *Parents*, *Child*, *Family Circle, Fitness* and *Ser Padres* magazines from Gruner + Jahr for $350 million. That was the most significant acquisition in our publishing history. At the time of the purchase, those acquired magazines had an EBITDA margin in the mid-single digit range. One year later, at the end of fiscal 2006, they were outperforming our original expectation. They delivered $316 million in revenue and nearly $40 million of EBITDA with a margin of 12.5 percent.

Looking to the intermediate term, we're confident that we can improve the operating profit margin to the mid to high teens, which is comparable to the majority of our other magazine titles. The precise timing is dependent on how quickly we can improve the circulation dynamic of those particular magazines. We're quite confident that those goals, from an operating profit margin point of view, are well within our core competencies, and we're confident of our ability to achieve that higher margin over time.

We have a great track record of integrating acquisitions successfully. Some of you may recall, in December of '02, we purchased the *American Baby* group from PrimeMedia, and it's one of our most profitable assets.

#8-Bottom Page 4

8



We completed our latest acquisition in October of this year with the purchase of *ReadyMade, a* multimedia brand targeting adults in their twenties and thirties. This addition strengthens our reach to this growing demographic, which holds great appeal for the advertising community. In addition to the magazine, the *ReadyMade* brand extends to a popular web site, video, and products for sale to the consumer.

We'll use our extensive expertise in sales, circulation, production, and financial management to help grow the *ReadyMade* brand. We plan to double the magazine's circulation base to 200,000 in early calendar 2007. We're actively marketing *ReadyMade* as part of our group's sales initiatives, and we're very encouraged by early advertiser response.

#9-Top Page 5



Leading Hispanic Publisher

Meredith Reaches 1 in Every 3 U.S. Adult Hispanic Women



Source: Simmons Fall 2005 NHCS Adult Full Year Unified Study, per issue net reach; 2004 Simmons Reader Studies for 12 Meses and Espera; Healthy Kids en Espanol and Siempre Mujer based prototypes and publisher's adjusted audience for Ser Padres;

Our growth strategy is not limited to acquisitions. As I mentioned, we launched *Siempre Mujer*, our Hispanic women's lifestyle magazine, just over a year ago. And, while it is still in the investment phase, it has performed very well. Advertising pages in the September 2006 issue were more than double the pages in September 2005, which was the first issue of the magazine.

Ser Padres, which you see here on the slide, is the Spanish language version of *Parents* and is a well-established publication with a distribution of about 500,000. Combined with *American Baby's* Spanish language titles, *Siempre Mujer* and *Ser Padres* reach 4 million adult Hispanic women, more than a third of the population, on an annual basis.

We believe the Hispanic market presents another significant growth opportunity for Meredith as we look to the future.

#10-Bottom Page 5

More: Magazine of the Year

  

MORE
Parent: Meredith Corp.
VP-publisher:
Brenda Saget Darling
Editor in chief:
Peggy Northrop

Ad pages:	750.9	▲12.9%
Total circulation:	1,155,627	▲ 9.9%
Subscriptions:	1,006,027	▲ 8%
Single-copy sales:	149,600	▲ 25.1%

AdvertisingAge.

2006 Magazine of the Year


Meredith
CORPORATION

Another successful Meredith magazine launch for Meredith has been *More* magazine, which targets upscale women over the age of 40. Meredith was the first media company to successfully serve this very attractive demographic.

More resonates very well with readers and advertisers alike. Advertising revenues were up about 15 percent in the first quarter of this fiscal year, on top of more than 20 percent growth over all of our fiscal 2006.

We're also very proud that *More* magazine earned one of the industry's most sought-after and distinguished awards when *Ad Age* magazine recently named *More* its 2006 "Magazine of the Year."


Building International Reach
GLOBUS
SEEC
Mahaka
Media Transasia
Pacific magazines
Meredith
CORPORATION

We are also expanding our reach beyond the U.S. borders through a variety of licensing and royalty arrangements.

We have entered into licensing agreements with seven international publishing partners who want to publish our various titles in their local marketplace.

For example, *Better Homes and Gardens* magazine is licensed with, and published by, publishers in Australia, New Zealand, China and India.

These agreements enable our international partners to largely replicate the U.S. version of the respective magazine, while pursuing advertising on a local, in-country basis. With demand for interactive content and advertising emerging around the world, we anticipate non-US media partners will seek strategic relationships involving our interactive and marketing services businesses.

Our expectation is that, over time, we will develop a comprehensive international presence that appeals to global advertisers.



Growing Online Presence

17 Publishing Web Sites



8.6

6.4

3.2

2002   2004   2006

Monthly Unique Visitors
(millions)

Today in Publishing we operate 17 web sites and on average serve about 9 million unique visitors viewing a hundred100 million pages, each month.

We're currently in the process of enhancing and enriching the *Better Homes and Gardens* online site, *BHG.com. A*t the same time, we're working to reinvigorate the flagship magazine. *BHG.com* already serves about five million unique visitors each month. Our intent is to increase the number of unique visitors and page views by adding daily programming and personalization, creating a greater sense of community, and leveraging some new interactive tools, along with video. The redesigned site will launch in early calendar 2007.

We're also very excited about the creation of a destination portal under the brand *parents.com,* to better serve the needs of women who are taking care of young families. It will be the online home of *Parents* and *Child* magazines and will also include content from the *American Baby* and the *Family Circle* web sites. The portal will launch in mid-calendar 2007.

#13-Top Page 7



Online Subscription Generation



Online Subscription Orders
(millions)

We also use the Internet for generating subscriptions to support our magazine circulation activity. This enhances our profitability, as Internet subscriptions cost about 50 percent less to produce than traditional direct-mail sources.

We've been quite successful in generating subscription orders online, tripling them over the last several years from about 500,000 in fiscal '03 to a little over 1.6 million orders in our fiscal '06.

#14-Bottom Page 7


Books
Better Homes and Gardens
Licensed Brands
Expert Advice
Popular Culture
GARDENING
new decorating book
START-TO-FINISH DECKS
HOME IMPROVEMENT 1-2-3
Sandra Lee Semi-Homemade
Pregnancy
THE SONOMA DIET
BEFORE YOU LEAP
'MY MEN ARE MY HEROES'
A HAND TO GUIDE ME
DENZEL WASHINGTON
Meredith CORPORATION

Many of you have followed the Meredith book business over a long period of time, and we created this business around the *Better Homes and Gardens* red plaid cook book as a subscription premium for the magazine way back in the Great Depression. To date we've sold over 40 million copies of the red plaid cookbook, making it now the third-bestselling non-fiction hardback book of all time, behind the Bible and *Webster's Dictionary*.

We also now publish a variety of books in many areas of interest including gardening, decorating, and other topics of mainstream interest for the brands we own and operate. We've expanded, as well, by publishing books based on client brands that we license in, including home improvement titles for The Home Depot, gardening books for Ortho, and children's books for Marvel and D.C. Comics. Today, about 50 percent of the revenue of our book activity comes from the brands we own and operate, and the other 50 percent from brands that we license in and publish under.

We've also been working aggressively to win new business based on the popular culture. A recent example is *The New York Times* Best Seller, *A Hand To Guide Me* by Denzel Washington, and you can see that book on the front of this slide on the right-hand side.

Integrated Marketing
Custom Publications
Direct Marketing
Web Design &
Online Solutions
yardsahead
currents
ONDIRECTV
Jeep
fall in...
to adventure
SMART DRIVER
Small Wonders
DINNER Party
Life's a Game, Play to Win.
Meredith
CORPORATION









In addition to our expanding book business, we have a very vibrant custom marketing activity as well, where we serve corporate clients. We create relationship marketing programs for these clients that are designed to improve customer loyalty and cause the consumer to interact with the brand over and over. We also produce a series of direct-mail pieces and use our database management and marketing skills to help our clients better target their audience.

In keeping with our growth strategy, we recently acquired the online marketing company O'Grady Meyers. Based in L.A., it allows us to offer new and existing integrated marketing activities in web design and web development.

We've already seen opportunities to cross-sell between O'Grady Meyers' online clients and our traditional client base.

O'Grady Meyers is the online agency of record for all brands within the *Nestlé Nutrition Division*. It is also the online agency of record for certain individual brands within a variety of other *Nestlé* divisions. In addition, Meredith Integrated Marketing and O'Grady Meyers were recently awarded an online assignment for *Charming Shoppes*, which includes the *Figure Magazine* website.

#16-Bottom Page 8

16



Meredith Corporation's biggest strength – and marketplace point of differentiation – is our ability to serve American women. Through our various media products, we reach 75 million American women each month.

Until five years ago, this reach existed primarily through one category broadly defined as home/shelter. Our five areas of core competencies – decorating, remodeling, cooking, gardening and crafting – fit under this category. Our top priority is enhancing our existing properties in this category.

In 2002, we placed a stake in a second category – parenthood – with the acquisition of the *American Baby Group*. In addition to reaching younger women, this also opened the door to a new demographic – Hispanics – thanks to the group's Spanish-language titles. In 2005, we established ourselves as a major player in the parenthood category with the acquisition of *Parents*, *Child* and *Family Circle* from Gruner + Jahr. This also extended our Hispanic reach through *Ser Padres*, and we significantly added to that with the creation of Meredith Hispanic Ventures and the launch of *Siempre Mujer*.

At the same time we were extending our reach in traditional media, we took steps to expand our Internet presence. Our strategic investments enabled *BHG.com* to become a Top 10 online player in the home/shelter area. We are continuing to increase the site's capabilities, and we will unveil a major relaunch in Spring 2007. *American Baby* already had a representative online presence, and we essentially doubled our reach with *Parents.co*m. We are in the process of combining our online assets into a parenthood portal that will launch at the end of the fiscal year.

Given our female reach, we considered other areas of primary interest to women and whether they were underserved from a media perspective. We identified opportunities in health and well-being where we have already built inroads with *More*, *Fitness* and our family-centered titles. This is a natural extension of our existing core competencies, and we are intent on establishing a significant footprint in women's health and well-being.

Publishing Growth Strategies

- Grow magazine businesses
  - Core properties
  - Acquired magazines
  - Younger women & Hispanic market
- Expand diversified publishing businesses
  - Books
  - Integrated marketing
  - Licensing
- Strengthen Internet capabilities
  - BHG.com
  - Parenthood portal
  - Online marketing initiatives



In summarizing the Publishing Group, we're working aggressively to grow our magazine business by enhancing the *Better Homes and Gardens* brand, exceeding the financial targets we set out for the Gruner + Jahr titles, and reaching out to serve younger women and the rapidly growing Hispanic marketplace.

We continue to expand what we call our diversified publishing businesses, including book, custom marketing, and our growing brand licensing business.

We're strengthening our online capabilities by enhancing the *Better Homes and Gardens* site, creating a parenthood portal, and extending our online custom marketing initiatives as well.

So, with that, let's turn to the Meredith Broadcasting Group …

#18-Bottom Page 9



The next slide shows the Broadcasting footprint, which today includes six CBS stations, four FOX, two My Network TV, the NBC affiliate in Nashville, and a CW affiliate as well. Nine of our stations are in the country's top 35 markets, and in total our group reaches nearly 10 percent of the U.S. households.

We've created a strong local news culture at our stations, which is driving ratings and audience share gains. We are also expanding our local market presence through the use of our digital spectrum. Our CBS affiliate in Flint-Saginaw, Michigan, recently began multi-casting MyNetwork TV on the digital tier. It's being carried by the local cable system as well.

We also recently launched the Telemundo network on the digital tier at our NBC affiliate in Nashville, to serve that part of the country's rapidly growing Hispanic population.

#19-Top Page 10



According to Nielsen, seven of our largest markets on average grew 2.6 percent, more than double the country's average growth of 1 percent.

In particular, our largest market, Atlanta, where we own the CBS affiliate, grew over 5 percent and our second-largest market, Phoenix, where we also own the CBS affiliate, grew almost 4 percent. At this pace, Atlanta will pass Washington DC, and become the 8th-largest in the country next year. Phoenix is now 13, up from 14 a year earlier.

Additionally, Las Vegas jumped 5 market positions to market 43 in this last rating period.



As we continue to grow Broadcasting revenues, we're very focused on capturing the margin upside that is present in this part of our business portfolio.

As you can see from the slide, we have produced strong EBITDA margin improvement in recent years, growing from 23 percent in fiscal '02 to 35 percent in fiscal '06. The EBITDA margin improvements complement our revenue growth from $255 million in fiscal '02 to almost $320 million in fiscal '06. We've been able to grow revenues and margin in nonpolitical years, which we believe is a clear indicator of the success of our growth strategy.

We'll continue to march forward towards our 40 percent margin objective, which we expect to achieve at the close of the next political advertising cycle, with our expectation to sustain and grow it over time beyond that point.

Strong Advertising Performance

Q1 Fiscal 2007:

- Total Broadcasting revenues up over 14%

- Political revenues were $8.6 million: 35% increase over fiscal 2005 Q1

- Local non-political revenues up 7%





Our strong performance in Broadcasting continued in our first quarter ended September 30th, with revenue increasing 14 percent, and net political revenue coming in about $8.6 million – an increase of 35 percent over the first quarter of fiscal '05.

Non-political revenues were also up 2 percent, and local non-political, most importantly, up 7 percent.

This trend continued in our second fiscal quarter, and we'll report the highest political revenues in the history of the company for this particular political cycle.



The expansion of local news, improved ratings, and monetization of those ratings are critical components to our ongoing success.

Local news now represents 35 to 45 percent of a station's revenue in the marketplace.

As you can see, we've more than doubled the number of weekly news hours, from 150 to now over 300. Expanding news coverage is important because it lessens our dependence over time on syndicated programming and also provides greater control over our inventory.

Grow and Monetize Ratings

Three Largest Markets

Late News	Rating		Share	
	Nov 2001	Nov 2006	Nov 2001	Nov 2006
Atlanta - CBS	2.9	4.0	6	8
Phoenix - CBS	3.7	7.1	7	12
Portland – FOX	5.0	7.7	9	14



Nielsen-Households

In addition to expanding our newscasts, we've done a great job increasing ratings at our local stations and effectively monetizing those ratings gains as well.

In particular, we have improved audience share significantly in three of our largest markets – Atlanta, Phoenix and Portland.

To put this in perspective, the gains in ratings and share in Phoenix over the last five years have netted a 50 percent increase in advertising rates for our late newscast in that marketplace.

#24-Bottom Page 12



Enhance Web Presence
13 Broadcasting Web Sites
0.5
0.8
1.4
2002
2004
2006
Monthly Unique Visitors
(millions)
Meredith
CORPORATION





We're also building a strong Internet presence in our broadcasting activity where today we operate 13 sites.

We recently upgraded the technology platform at all of our stations to drive incremental traffic and revenue. We're enhancing that platform and our national sales capabilities, and investing further in dedicated editorial and sales personnel at each and every market.

Our overall objective is to become the local portal of choice in certain of our key markets and, at minimum, be a top destination in every broadcast market we're in.



Grow Non-Traditional Revenues
$5
$25
$46
2002
2004
2006
Fiscal Year
Inspiration
FOX CAROLINA toGO .com
Local News, Weather, Sports, and Lottery Numbers On Your Cell Phone!
South Carolina Education Lottery
$ in millions, includes Cornerstone, market-specific programs, and Internet revenues and retransmission fees
Meredith CORPORATION

Over time we've also been quite successful in growing non-traditional revenue for a local broadcasting group. Our Cornerstone programs are unique and really differentiate us in the local market with the ability to leverage our publishing brands, and take the content from our magazines into print and on-air advertising schedules for the local advertiser.

We're also beginning to see revenues from retransmission fees in the local market, and while most of those fees today are from satellite providers, we're encouraged that some cable companies, and even phone companies, are coming into the marketplace.

Combined revenues from those Cornerstone programs, our market-specific promotions, Internet sales, and retransmission fees have grown significantly to over $45 million in our fiscal '06.


Meredith Video Solutions
Syndicated specials
More marathon
Cable Programming
Better Homes and Gardens
Web site streaming video
Holiday Videos
TV station web sites
FOX
VIDEO CONTENT LIBRARY
Cable VODs
comcast
Custom content
Albertsons
Price Chopper
Pathmark
News Vignettes
46
cbs46.com
KCTV 5
KANSAS CITY
Custom DVDs
Nestlé
Good Food, Good Life
THE HOME DEPOT
Meredith
CORPORATION

Earlier this year, we formed a new business unit called Meredith Video Solutions. Our Video Solutions business develops video content and secures outlets for its distribution across multiple media platforms, including the Internet, cable, satellite, network and of course syndicated television.

Currently, our video library includes content from both *American Baby* and *Better Homes and Gardens* as well as DVDs and news vignettes. We currently have a video-on-demand relationship with Comcast, and we're working to expand its scope as we speak.

Just as we have done in Publishing with the creation of a searchable digital content archive, we're very committed to taking advantage of our video creation capabilities and building a searchable video content library as well for use across our groups.

Broadcasting Growth Strategies

- Achieve 40 percent EBITDA margin
  - Expand and improve news
  - Monetize ratings gains
  - Maximize local political revenues
- Grow non-traditional revenues
  - Cornerstone programs
  - Internet
  - Retransmission fees
- Develop Meredith Video Solutions
  - Video On-Demand expansion
  - Streaming video for web sites
  - Local and syndicated programming



So, on the Broadcasting side, our top objective is achieving the 40 percent EBITDA margin that we've discussed over time. We'll do so by continuing to improve and expand local news, monetizing those ratings gains, and maximizing the local political advertising revenue opportunity.

We'll continue our strong record of creating non-traditional revenue streams, including our Cornerstone program, the market specific promotions, Internet, and the growing retransmission fee opportunity that we see in the local market.

We're investing in Meredith Video Solutions. There is tremendous demand for video content in the marketplace. Given our editorial expertise and our broadcast capabilities, along with brand reach, we're well-positioned to meet this demand as we look to the future.

Now, I'd like to turn the discussion over to Suku Radia, who will highlight on our commitment to deliver strong financial results over time. Suku …

#28-Bottom Page 14



SUKU RADIA

Thanks Steve, and thank you Bill for inviting us.

As Steve mentioned, our commitment to delivering outstanding financial results is demonstrated by our track record of consistently achieving industry-leading earnings per share growth.

We have produced excellent earnings growth in recent years, including a 14 percent increase in earnings per share in fiscal 2006.



MDP and S&P 500
5 Year Return Comparison



Meredith has been in existence for 104 years, and has been publicly traded since 1947.

A historical comparison of Meredith stock versus the S&P 500 shows that if you had invested $100 in both MDP and the S&P at the beginning of 2002, MDP would have outpaced the S&P in a meaningful way.

#30-Bottom Page 15

Strong Cash Flow

Fiscal 2002 through Fiscal 2006

Acquisitions	$520
Share repurchases	340
Dividends	115
Capital expenditures	130
Debt	(95)
TOTAL	$1,010



$ In millions

We have a strong track record of generating cash. In fiscal 2006, we generated $161 million in free cash flow, which we define as net income plus depreciation and amortization less capex. In a typical year, our free cash flow will be about 115 percent of net income.

This chart highlights how we have utilized our cash in the last five fiscal years.

We have completed approximately $520 million in acquisitions. We want to continue targeting accretive acquisitions like the *American Baby* or Gruner + Jahr deals every few years.

We have invested nearly $130 million in capital expenditures.

We have a consistent track record of returning capital to our shareholders through share repurchases and dividends. Let me provide more detail, starting with repurchases.



We believe our shares represent a good value at the current multiples.

We increased our repurchase activity substantially in fiscal 2005 and 2006, and are currently on track to deliver another strong year of buying activity.

To-date in fiscal 2007, we have repurchased more than 600,000 shares.

In August 2006, our Board authorized an additional 3 million shares for our ongoing repurchase activity, which was on top of a 2.5 million authorization in May 2006. In aggregate, there are approximately 4.1 million shares available under existing authorizations.

#32-Bottom Page 16



We have paid dividends for 59 consecutive years. As you can see from this graph, we have increased the dividend for 13 consecutive years, growing the dividend at an 11 percent compound annual growth rate over this time period.

In January 2006, we raised our quarterly dividend 14 percent, on top of a 17 percent increase in the prior fiscal year, and a 26 percent increase in the year before that.

We expect to sustain a dividend payout ratio ranging from 20 to 25 percent of net earnings.

Current Debt Structure

- $510 million total debt

- 5.1% cost of debt

- 1.5x debt to EBITDA

- 3.75x maximum debt to EBITDA

*As of Dec. 31, 2006



Our current debt is $510 million and the average cost is 5.1 percent. Our debt to trailing 12 month EBITDA ratio is 1.5, which provides plenty of dry powder for acquisitions, given our debt covenants allow a maximum debt to EBITDA ratio of 3.75 : 1.

Even with healthy share repurchases and continued dividend payments, we have retired $55 million in debt so far in fiscal 2007.

Fiscal 2007 EPS Outlook

	Fiscal 2006	Fiscal 2007	
		Prior	Update
Second Quarter	$0.58	+20 to 25%	+25 to 30%
Full Year	$2.86	+12 to 15%	+12 to 15%

*Provided at December Media Conferences in New York



Let me remind you that we are in a quiet period. We will update our outlook when we release earnings on January 23. For now, let me reiterate the outlook we provided at the December Media Conferences in New York.

We stated that Broadcast pacings, which are a snapshot in time and change frequently, were running up in the high-20s for the second quarter of fiscal 2007. The pacings, which reflect the strength of political advertising, were moderating as the quarter draws to a close.

Publishing advertising revenues were forecasted to be down in the low single digits for the quarter following the outstanding 16 percent increase achieved in the second quarter of fiscal 2006.

For the second quarter of fiscal 2007, we stated that we expect to grow earnings per share 25 to 30 percent from the $0.58 per share earned in the second quarter of fiscal 2006. As indicated, the improved outlook for the second quarter was based on the strength of outstanding political revenues, as well as solid performance in local Broadcasting and Integrated Marketing.

We also said our outlook for the full year remained unchanged. We indicated we expect to grow earnings per share 12 to 15 percent in fiscal 2007, up from the $2.86 earned in fiscal 2006.

As Steve pointed out earlier, there are a number of factors that may affect our business and fiscal 2007 results – and you will find these detailed in our Safe Harbor reference.

Now, I'll turn it back to Steve for concluding remarks.



Delivering Content Across Multiple Media Platforms